UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Palo Alto Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

697435105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 697435105

1.	Names of Reporting Persons		Christopher Lyle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	110,677

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	110,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			110,67

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11.	Percent of Class Represented by Amount in Row (9)			0.2%1

12.	Type of Reporting Person (See Instructions)			IN

_____________________
1 Based on 68,450,201 shares of Common Stock outstanding as of November 30, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 31, 2011 filed by the Company on December 10, 2012.

CUSIP No. 697435105

1.	Names of Reporting Persons		SCGE GenPar Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	110,677

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	110,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			110,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11.	Percent of Class Represented by Amount in Row (9)			0.2%1

12.	Type of Reporting Person (See Instructions)			OO

_____________________
1 Based on 68,450,201 shares of Common Stock outstanding as of November 30, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 31, 2011 filed by the Company on December 10, 2012.

CUSIP No. 697435105

1.	Names of Reporting Persons		SCGE (LTGP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	110,677

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	110,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			110,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11.	Percent of Class Represented by Amount in Row (9)			0.2%1

12.	Type of Reporting Person (See Instructions)			PN

_____________________
1 Based on 68,450,201 shares of Common Stock outstanding as of November 30, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 31, 2011 filed by the Company on December 10, 2012.

CUSIP No. 697435105

1.	Names of Reporting Persons		SCGE Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	110,677

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	110,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			110,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11.	Percent of Class Represented by Amount in Row (9)			0.2%1

12.	Type of Reporting Person (See Instructions)			PN

_____________________
1 Based on 68,450,201 shares of Common Stock outstanding as of November 30, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 31, 2011 filed by the Company on December 10, 2012.

CUSIP No. 697435105

1.	Names of Reporting Persons		SCGE Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	0

		6.	Shared Voting Power	110,677

		7.	Sole Dispositive Power	0

		8.	Shared Dispositive Power	110,677

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			110,677

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ ]

11.	Percent of Class Represented by Amount in Row (9)			0.2%1

12.	Type of Reporting Person (See Instructions)			PN

_____________________
1 Based on 68,450,201 shares of Common Stock outstanding as of November 30, 2012, as reported in the Quarterly Report on Form 10-Q for quarterly period ended October 31, 2011 filed by the Company on December 10, 2012.

CUSIP No. 697435105

Item 1.
	(a)	Name of Issuer Palo Alto Networks, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 3300 Olcott Street Santa Clara, California 95054

Item 2.
(a)
Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Christopher Lyle, SCGE GenPar Ltd., SCGE (LTGP), L.P., SCGE Fund, L.P. and SCGE Management, L.P. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February [14], 2013, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for all Reporting Persons is: 3000 Sand Hill Road, 4-250 Menlo Park, CA 94025
	(c)	Citizenship The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Common Stock”)
	(e)	CUSIP Number 697435105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 697435105

Item 4.	Ownership
The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
SCGE Fund, L.P. (“SCGE Fund”) holds a total of 110,677 shares of Common Stock of the Company.  SCGE GenPar Ltd. (“SCGE GenPar”) is the sole general partner of each of (i) SCGE (LTGP), L.P., which is the sole general partner of SCGE Fund, and (ii) SCGE Management, L.P., a registered investment advisor under the Investment Advisers Act of 1940, as amended, which acts as investment adviser to SCGE Fund.  Christopher Lyle is a Director and President of SCGE GenPar.  By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Stock of the Company held by SCGE Fund.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [   ].

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Act) with SC XI Management, LLC, Sequoia Capital XI, LP, SCGF III Management, LLC, Sequoia Capital Growth Fund III, LP, Sequoia Capital XI Principals Fund, LLC, Sequoia Technology Partners XI, LP, Sequoia Capital Growth III Principals Fund, LLC and Sequoia Capital Growth Partners III, LP (collectively, the “Sequoia Entities”) with respect to the shares of Common Stock beneficially owned by the Reporting Persons.  However, each Reporting Person disclaims membership in any such group.  The Reporting Persons have been advised that the Sequoia Entities beneficially own 13,676,086 shares of Common Stock, or approximately 20.0% of the Company’s outstanding Common Stock.  The Sequoia Entities have filed a separate Schedule 13G with respect to the Common Stock.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

CUSIP No. 697435105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

/s/ Christopher Lyle
Christopher Lyle
SCGE GENPAR, LTD.
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director

CUSIP No. 697435105

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.0001 per share, of Palo Alto Networks, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2013.

/s/ Christopher Lyle
Christopher Lyle
SCGE GENPAR, LTD.
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Christopher Lyle
Name: Christopher Lyle Title: Director